5876 Owens Ave. Suite 100

Carlsbad, Ca 92008

February 14, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	AppTech Corp
Amendment No. 2 to Registration Statement on Form 10-12G Filed January 27, 2020 File No. 000-27569

To Whom it may Concern:

We note the receipt by AppTech Corp., a Wyoming corporation, of the comment letter dated February 3, 2020 from the staff of the Securities and Exchange Commission regarding the above-referenced From 10-12G/A. On behalf of AppTech Corp., we hereby provide the responses set forth below in the comments in the comment letter.

To assist the review, we have included the text of the comments below in bold type. Except as otherwise noted in this letter, the information provided in response to the comments has been supplied by Apptech Corp.

Registration Statement on Form 10

Security Ownership of Certain Beneficial Owners and Management, page 19

1. We note your response to prior comment 6. Please revise the beneficial ownership table to reflect all beneficial owners of more than 5% of each class of voting securities, including your Series A Preferred Stock. Refer to Item 403(a) of Regulation S-K for guidance.

Please refer to page 19 of the amended Form 10-12G for the updated beneficial ownership table(s) to reflect beneficial owners of more than 5% of each class of voting securities.

5876 Owens Ave. Suite 100

Carlsbad, Ca 92008

Executive Compensation, page 21

2. Please update to disclose executive compensation awarded in fiscal year ended December 31, 2019. See Item 402(n) of Regulation S-K.

Please refer to Page 21-22 of the amended Form 10-12G for update executive compensation awarded in 2019, 2018 and 2017. Please note on page 22, we also update Item 7 through 2019 in a proactive attempt at transparency.

Also, please note the Form 10-12G has further been updated to reflect the new address of our office. Further, the ages of two individuals in Item 5 have also been updated to reflect their change in age. Thank you for your time.

Sincerely,

/s/ Luke D’Angelo
Luke D’Angelo
Interim CEO